UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

The 2019 Annual General Meeting of voxeljet AG (the “Company”) was held on May 29, 2019. Pursuant to German law, the Company is required to publish the declared voting results of the matters submitted to the Company’s shareholders and voted upon at the Annual General Meeting on its website at www.voxeljet.de. An English translation of the declared voting results that the Company published on its website is included herewith as Exhibit 99.1.

Exhibits

99.1	Declared Voting Results of the 2019 Annual General Meeting of voxeljet AG (English translation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz

Name: Rudolf Franz

Title: Chief Financial Officer

Date: May 29, 2019